UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Agilysys, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

00847J105
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,127,197
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,127,197
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,127,197
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 294,287
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 294,287
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 294,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 294,287
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 294,287
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 294,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 251,437
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 251,437
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,437
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 545,724
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 545,724
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,724
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,421,484
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,421,484
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,421,484
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,672,921
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,672,921
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,672,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,672,921
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,672,921
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,672,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,672,921
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,672,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,672,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,672,921
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,672,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,672,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,672,921
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,672,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,672,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,672,921
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,672,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,672,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00847J105

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule 13D as specifically set forth.  This Amendment No. 6 is being filed to update the Reporting Persons’ disclosed percentage ownership based upon reported changes in the number of the Issuer’s Shares outstanding.

The first paragraph of Item 3 is hereby amended and restated as follows:

The Shares purchased by Value and Opportunity Master Fund, Parche and RCG PB were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 2,672,921 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Parche and RCG PB is approximately $25,869,000, excluding brokerage commissions.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 23,031,117 Shares outstanding, as of July 31, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 5, 2009.

A.	Value and Opportunity Master Fund

(a)	As of the close of business on August 25, 2009, Value and Opportunity Master Fund beneficially owned 2,127,197 Shares.

Percentage: Approximately 9.2%.

(b)	1. Sole power to vote or direct vote: 2,127,197
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,127,197
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund in the past 60 days are set forth in Schedule A and are incorporated by reference.

B.	Parche

(a)	As of the close of business on August 25, 2009, Parche beneficially owned 294,287 Shares.

Percentage:  Approximately 1.3%.

(b)	1. Sole power to vote or direct vote: 294,287
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 294,287
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Parche in the past 60 days are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 00847J105

C.	RCG PB

(a)	As of the close of business on August 25, 2009, RCG PB beneficially owned 251,437 Shares.

Percentage:  Approximately 1.1%.

(b)	1. Sole power to vote or direct vote: 251,437
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 251,437
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RCG PB in the past 60 days are set forth in Schedule A and are incorporated by reference.

D.	Enterprise Master Fund

(a)	As the sole non-managing member of Parche and owner of all economic interest therein, Enterprise Master Fund is be deemed the beneficial owner of the 294,287 Shares owned by Parche.

Percentage: Approximately 1.3%.

(b)	1. Sole power to vote or direct vote: 294,287
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 294,287
4. Shared power to dispose or direct the disposition: 0

(c)
Enterprise Master Fund has not has not entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares by Parche in the past 60 days are set forth in Schedule A and incorporated herein by reference.

E.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of each of Enterprise Master Fund and RCG PB, may be deemed the beneficial owner of the (i) 294,287 Shares owned by Parche and (ii) 251,437 Shares owned by RCG PB.

Percentage: Approximately 2.4%.

(b)	1. Sole power to vote or direct vote: 545,724
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 545,724
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not has not entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of Parche and RCG PB in the past 60 days are set forth in Schedule A and incorporated herein by reference.

CUSIP NO. 00847J105

F.	RCG Starboard Advisors

(a)
As the investment manager of Value and Opportunity Master Fund and the managing member of Parche, RCG Starboard Advisors is deemed the beneficial owner of the (i) 2,127,197 Shares owned by Value and Opportunity Master Fund and (ii) 294,287 Shares owned by Parche.

Percentage: Approximately 10.5%.

(b)	1. Sole power to vote or direct vote: 2,421,484
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,421,484
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund and Parche are set forth in Schedule A and are incorporated by reference.

G.	Ramius

(a)
As the sole member of each of RCG Starboard Advisors and Ramius Advisors, Ramius is deemed the beneficial owner of the (i) 2,127,197 Shares owned by Value and Opportunity Master Fund, (ii) 294,287 Shares owned by Parche and (iii) 251,437 Shares owned by RCG PB.

Percentage: Approximately 11.6%.

(b)	1. Sole power to vote or direct vote: 2,672,921
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,672,921
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund, Parche and RCG PB are set forth in Schedule A and are incorporated by reference.

H.	C4S

(a)
As the managing member of Ramius, C4S is deemed the beneficial owner of the (i) 2,127,197 Shares owned by Value and Opportunity Master Fund, (ii) 294,287 Shares owned by Parche and (iii) 251,437 Shares owned by RCG PB.

Percentage: Approximately 11.6%.

(b)	1. Sole power to vote or direct vote: 2,672,921
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,672,921
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 00847J105

(c)
C4S did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund, Parche and RCG PB are set forth in Schedule A and are incorporated by reference.

I.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon is deemed the beneficial owner of the (i) 2,127,197 Shares owned by Value and Opportunity Master Fund, (ii) 294,287 Shares owned by Parche and (iii) 251,437 Shares owned by RCG PB.

Percentage: Approximately 11.6%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,672,921
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,672,921

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund, Parche and RCG PB are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable.

CUSIP NO. 00847J105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 26, 2009

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:  RCG Starboard Advisors, LLC,
its investment manager

PARCHE, LLC
By:  RCG Starboard Advisors, LLC,
its managing member

RCG PB, LTD
By:  Ramius Advisors, LLC,
its investment manager

RAMIUS ENTERPRISE MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment manager
RCG STARBOARD ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 00847J105

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

(3,979)	7.1000	08/24/09
(494)	7.0768	08/24/09
(19,426)	7.0702	08/24/09
(398)	7.0119	08/25/09
(430)	7.0000	08/25/09

PARCHE, LLC

(550)	7.1000	08/24/09
(68)	7.0768	08/24/09
(2,687)	7.0702	08/24/09
(55)	7.0119	08/25/09
(60)	7.0000	08/25/09

RCG PB, LTD.

(471)	7.1000	08/24/09
(58)	7.0768	08/24/09
(2,296)	7.0702	08/24/09
(47)	7.0119	08/25/09
(51)	7.0000	08/25/09